UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-09861

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE UNITED BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION

One M&T Plaza

Buffalo, NY 14203

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1)

Financial statements of The United Bank 401(K) Plan as of December 31, 2021 and 2020 and for the year ended December 31, 2021, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

THE UNITED BANK 401(K) PLAN

Together with the Report of Independent

Registered Public Accounting Firm

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2021

THE UNITED BANK 401(K) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the M&T Bank Corporation Employee Benefit Plans Committee,

Plan Sponsor, and Participants of

The United Bank 401(K) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets in liquidation available for benefits of The United Bank 401(K) Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets in liquidation available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets in liquidation available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in its net assets in liquidation available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Plan Termination and Use of Liquidation Basis of Accounting

As further discussed in Notes 1 and 2 to the financial statements, those charged with governance made a decision to terminate The United Bank 401(K) Plan. As a result, in accordance with accounting principles generally accepted in the United States of America, The United Bank 401(K) Plan changed its basis of accounting from the going concern basis of accounting to the liquidation basis of accounting, effective starting with the 2019 financial statement. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

We have served as the Plan’s auditor since 2004.

Vernon, Connecticut

June 29, 2022

THE UNITED BANK 401(K) PLAN

Statements of Net Assets in Liquidation Available for Benefits

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Investments (note 5):
Mutual funds (at fair value)	$596	$19,477,957
People’s United Financial, Inc. common stock (at fair value) (note 4)	12,300	6,336,371
Collective investment trusts (at net asset value)	4,575	28,972,363
Investment in trust (at contract value) (note 6)	2,508	7,254,087

Total Investments	19,979	62,040,778

Receivables:
Notes receivable from participants (note 2)	—	779,491

Net Assets Available for Benefits	$19,979	$62,820,269

See accompanying notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

Statement of Changes in Net Assets in Liquidation Available for Benefits

For the Year Ended December 31, 2021

Investment Income:
Net appreciation in fair value of investments	$8,879,976
Dividends and interest	504,524

Total Additions	9,384,500

Deductions:
Distributions paid to participants	72,052,039
Fees	132,751

Total Deductions	72,184,790

Change in Net Assets Available for Benefits	(62,800,290)

Net Assets Available for Benefits:
Beginning of year	62,820,269

End of year	$19,979

See accompanying notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 1.	Description of the Plan

Plan Sponsor Merger – The United Bank 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by People’s United Bank, N.A. (the “Bank”), a wholly-owned subsidiary of People’s United Financial, Inc. (“PUFI”). PUFI entered into a merger agreement with M&T Bank Corporation (“M&T”) on February 22, 2021. In connection with the merger, the Bank merged with and into M&T Bank, a wholly-owned subsidiary of M&T, on April 2, 2022.

Plan Termination –The United Bank Compensation Committee adopted a resolution effective October 27, 2019 to terminate the Plan. Effective with the Plan’s termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan’s termination also ceased employee and employer contributions into the Plan. Substantially all of the Plan’s assets were distributed upon receipt of the favorable IRS determination letter on the Plan’s termination issued on September 7, 2021. All remaining assets of the Plan were distributed as of March 7, 2022.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

a)

General – Prior to termination, the Plan covered substantially all employees of United Bank, which was merged with and into the Bank on November 1, 2019. The Plan is subject to federal laws, such as the Employee Retirement Income Security Act (“ERISA”), the Internal Revenue Code (the “IRC”), and other applicable federal and state laws. The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service or Department of Labor.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the IRC. It provides for participant-directed investments and is intended to comply with ERISA Section 404(c). The underlying Trust of the Plan is intended to be exempt from taxation under Code Section 501.

b)

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, the Bank’s discretionary contribution, if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

c)

Investments – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan offered multiple investment options for participants including collective investment trusts, mutual funds, investment in trust and PUFI common stock as investment options for participants.

d)

Notes Receivable from Participants – Notes receivable from participants represent participant’s loans. Prior to the Plan’s assets being distributed out, participants were permitted to borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever was less. The loans were secured by the balance in the participant’s account.

Notes receivable from participants outstanding at December 31, 2020 were at rates ranging from 1.85% to 6.50%.

Note 1.	Description of the Plan - Continued

Principal and interest was paid ratably through payroll deductions or through monthly payments made by participants as allowed by the Plan. All participant loans were distributed out of the Plan by December 31, 2021.

e)

Payment of Benefits – Upon termination of employment for any reason, a participant may receive the vested value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of People’s United Financial, Inc. common stock, attributable to the account plus cash for any fractional shares. The Plan assets were fully distributed as of March 7, 2022.

f)

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Any stock for which a signed voting direction instrument is not received from the Participant, or is not subject to being received, shall be voted by the Trustee in the same proportion as the stock for which signed voting-direction instruments are received as to the matter to be voted upon. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

g)

Dividends – Dividend income on Company stock is recorded on the ex-dividend date. Amounts received on allocated shares increase participant accounts and amounts received on unallocated shares are available for plan expenses and debt service.

Note 2.	Summary of Significant Accounting Policies

a)

Basis of Accounting – The Plan’s transactions are reported on the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b)

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c)

Risks and Uncertainties - The Plan invests in various investment instruments, including the plan sponsor’s stock, which is not diversified, mutual funds, collective investment trusts, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets in Liquidation Available for Benefits.

d)

Investment Valuation and Income Recognition – The Plan’s investments are stated at liquidation value, which approximates fair value, except for its investment in a guaranteed investment contract, which is valued at contract value, and its collective investment trusts, which are valued at the net asset value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with U.S. GAAP, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Quoted market prices are used to value investments.

Note 2.	Summary of Significant Accounting Policies – Continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment trusts: Valued at the net asset value (“NAV”) practical expedient as determined by using estimated fair value of the underlying assets held in the fund, as provided by the manager of the fund.

Guaranteed investment contract: Guaranteed investment contracts are valued at contract value by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Some management fees and operating expenses charged to the Plan for investments in common stock, mutual funds, collective investment trusts, and the guaranteed investment contract are deducted from income earned on a daily basis and are not separately reflected. Consequently, some plan expenses are reflected as a reduction of investment return for such investments.

e)

Fully Benefit-Responsive Investment Contracts – The Plan is required to report fully benefit responsive investment contracts at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a Directed Trust. The Statements of Net Assets in Liquidation Available for Benefits presents the contract value of the investment in the Trust. The Statement of Changes in Net Assets in Liquidation Available for Benefits s is prepared on a contract value basis.

f)

Notes Receivable From Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded at December 31, 2021 and 2020.

g)

Administrative Expenses – Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Plan participants. Administrative expenses include managed account fees, loan processing fees, consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments.

h)	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

Note 3.	Administration of Plan Assets

The Principal Financial Group (the “Trustee”) serves as the Plan trustee, record keeper and custodian. Financial Investment Advisors is the financial advisor of the Plan.

Certain administrative functions are performed by officers or employees of the Bank or its subsidiaries. No such officer or employee receives compensation from the Plan. Certain expenses of maintaining the Plan are paid directly by the Bank and are therefore excluded from these financial statements.

Note 4.	Investments

The following table presents additional detail for the total PUFI common stock in the Plan as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Number of Shares	690	490,052

Cost	$11,985	$7,624,035

Market	$12,300	$6,336,371

Note 5.	Fair Value Measurements

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2021 and 2020.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2021
Mutual Funds	$596	$—	$—	$596
Common Stock	12,300	—	—	12,300

Total investments in fair value hierarchy	$12,896	$—	$—	$12,896

Investments in collective investment trusts (1)	—	—	—	4,575
Investment in trust (2)	—	—	—	2,508

Total investments at fair value	$12,896	$—	$—	$19,979

December 31, 2020
Mutual Funds	$19,477,957	$—	$—	$19,477,957
Common Stock	6,336,371	—	—	6,336,371

Total investments in fair value hierarchy	$25,814,328	$—	$—	$25,814,328

Investments in collective investment trusts (1)	—	—	—	28,972,363
Investment in trust (2)	—	—	—	7,254,087

Total investments at fair value	$25,814,328	$—	$—	$62,040,778

(1)

Investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets in Liquidation Available for Benefits.

(2)

Investments measured at contract values have not been classified in the fair value hierarchy. The amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets in Liquidation Available for Benefits.

Note 6.	Guaranteed Investment Contract

The Principal Fixed Income Guaranteed Option is a fully benefit-responsive guaranteed general-account backed group annuity contract, issued by Principal Life Insurance Company (Principal Life) to Principal Trust Company as custodian. Principal Life guaranteed interest accounts are reported at contract value which is the aggregation of contributions, plus interest, less withdrawals and administrative expenses. A rate of interest contractually guaranteed by Principal Life is credited to participant account balances and the rate may not be less than 1%.

Certain events limit the Plan’s ability to transact at contract value with Principal Life. Such events include the following: amendments to the Plan documents (including complete or partial plan termination or merger with another plan), termination of any record-keeping arrangement, service agreement or other agreement between Principal and the Plan, or termination of the investment contract. No redemption fees, early withdrawal charges, or market value adjustments are charged on participant transfers of assets into or out of the contract. A surrender of the Plan’s interest or initiated transfer in this contract is subject to either a 12-month advance notice or a 5% surrender charge. Notification of the Plan’s intent to terminate its interest may be revoked within 90 days of Principal’s receipt of such notice, after which time, the notice becomes irrevocable. The Plan provided greater than 12-month advance notice from the decision to terminate the plan to the date plan assets were fully liquidated. The Plan termination did not impact the Plan’s ability to transact at contract value and all participant balances were distributed at contract value. The Plan Administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with Plan participants or the issuer are probable of occurring. The balance in the Principal Fixed Income Guaranteed Option contract was $2,508 and $7,254,087 at December 31, 2021 and 2020, respectively.

Note 7.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated May 26, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In accordance with U.S. GAAP, the Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. On September 7, 2021, the IRS issued a favorable determination letter for the termination of the Plan.

Note 8.	Related Party Transactions

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of People’s United Financial, Inc., the Plan sponsor. These transactions qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

Note 9.	Subsequent Events

The Trustee of the Plan has evaluated subsequent events through June 29, 2022, which represents the date that the financial statements were available to be issued.

PUFI entered into a merger agreement with M&T Bank Corporation (“M&T”) on February 22, 2021. In connection with the merger, the Bank merged with and into M&T Bank, a wholly-owned subsidiary of M&T, on April 2, 2022. All remaining assets of the Plan were distributed to participants as of March 7, 2022.

THE UNITED BANK 401(K) PLAN

EIN: 16-0538020 PN: 012

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS

(HELD AT END OF YEAR) December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/ Units	(d) Cost	(e) Current Value
**	People’s United Financial, Inc.	Common Stock	690.2492	*	$12,300
**	Fixed Income Guaranteed Option	Insurance Contract	173.1860	*	2,508
	American Beacon Large Cap VL Inst. Fund	Mutual Fund	0.7279	*	20
	American Funds EuroPacific Growth Fund	Mutual Fund	0.2388	*	15
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	0.2017	*	36
	Vanguard Institutional Index Institutional Fund	Mutual Fund	1.0935	*	444
	Vanguard Ext Mk Index Adm Fund	Mutual Fund	0.5818	*	81
	T. Rowe Price Retirement Balance Trust Cl A	Collective Investment Trust	39.9938	*	773
	T. Rowe Price Retirement 2025 Trust Cl A	Collective Investment Trust	0.4743	*	13
	T. Rowe Price Retirement 2030 Trust Cl A	Collective Investment Trust	0.6528	*	19
	T. Rowe Price Retirement 2035 Trust Cl A	Collective Investment Trust	0.6649	*	21
	T. Rowe Price Retirement 2040 Trust Cl A	Collective Investment Trust	115.4985	*	3,749
	T. Rowe Price Retirement 2045 Trust Cl A	Collective Investment Trust	0.0091	*	—
	T. Rowe Price Retirement 2050 Trust Cl A	Collective Investment Trust	0.0030	*	—

					$19,979

*	Participant-directed investment; the disclosure of cost is not required
**	Party-in-interest

See report of independent registered public accounting firm

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITED BANK 401(k) PLAN

	BY:	M&T Bank Corporation

Date: June 29, 2022	By:	/s/ Ann Marie Odrobina
	Name:	Ann Marie Odrobina
	Title:	Secretary to the Employee Benefits Plans Committee

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm